Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS

TO CONSOLIDATED FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2004	2003	2002	2001	2000(a)
	(IN THOUSANDS, EXCEPT RATIOS)
EARNINGS:
Net income	$54,903	$82,293	$73,882	$130,100	$69,492
Provisions for Federal and state taxes on income	31,233	51,341	43,363	71,175	55,853
Fixed charges as below	53,528	54,476	54,912	57,276	75,938
Less: Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—
Total	$139,664	$188,110	$172,157	$258,551	$201,283
FIXED CHARGES:
Interest charges, excluding AFUDC — debt	$53,528	$48,304	$47,062	$49,426	$68,088
Distributions on redeemable preferred securities of subsidiary trust	—	6,172	7,850	7,850	7,850
Total	$53,528	$54,476	$54,912	$57,276	$75,938
RATIO OF EARNINGS TO FIXED CHARGES	2.6	3.5	3.1	4.5	2.7

(a)               The 2000 ratio of earnings to fixed charges has been adjusted to reflect the implementation of Statement of    Financial Accounting Standards No. 145, which became effective in 2003 and requires retroactive restatement of prior periods. Interest charges and financing costs of $8.225 million related to the defeasance of our first mortgage bonds, previously disclosed in Extraordinary items, was reclassified to Interest charges and financing costs. Associated income tax benefits of $2.923 million have been reclassified from Extraordinary items to Income taxes.